U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Bank of America Corporation

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement Systems, and the New York City Police Pension Fund,

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter and PowerPoint Presentation to shareholders in support of NYCRS' Clean Energy Financing Ratio Shareholder Proposal

THE CITY OF NEW YORK OFFICE OF THE COMPTROLLER BRAD LANDER This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted. DAVID N. DINKINS MUNICIPAL BUILDING ? 1 CENTRE STREET, 5TH Floor ? NEW YORK, NY 10007 PHONE: (212) 669-3500 ? @NYCCOMPTROLLER WWW.COMPTROLLER.NYC.GOV April 7, 2025 Dear Fellow Bank of America Shareholders, Re: Vote FOR Proposal 8 on Energy Supply Ratio (ESR) disclosure I urge you to vote FOR Proposal 8 on Energy Supply Ratio (ESR) disclosure at Bank of America's annual meeting on April 22, 2025. As Comptroller of the City of New York, I serve as custodian, investment advisor, and a trustee for the five New York City Retirement Systems. The two Systems that submitted Proposal 8 are long-term institutional investors of Bank of America. The bank is among one of the largest energy underwriters and lenders, ranking among the top financiers of fossil fuel. The International Energy Agency (IEA) has emphasized that global investment in low-carbon energy supply must triple by 2030 to meet Paris Agreement's climate targets. While the bank's goal of net-zero financed GHG emissions by 2050 is crucial, its financing decisions now and in the future will actually drive the company's decarbonization strategy. Bank of America recognizes both the material risks and opportunities associated with climate change. In its 2024 10-K, the bank acknowledges that "our operations, businesses, and clients could be adversely affected by the impacts related to climate change." At the same time, its 2024 Sustainability Report highlights the significant opportunities, noting that the energy transition "is estimated to require hundreds of trillions of financing by 2050." ESR, a dollar-based metric, complements GHG disclosures by showing how financing is allocated between low-carbon and fossil fuel projects. This data will provide investors with insight into the bank's energy transition priorities, risk management, and impact on energy supply? essential for assessing the bank's progress on its climate commitments and its role in reducing global emissions. Recent Industry and Policy Developments Strengthen the Investor Case for ESR Since receiving 26% support at Bank of America's 2024 annual meeting, key industry developments have reinforced the feasibility, growing adoption, and investor relevance of ESR disclosure, and provided expert guidance for banks considering ESR disclosure: ? JPMorgan has now disclosed its ESR, confirming that it provides "an insightful metric for our stakeholders that is also consistent with how we make financing decisions."i ? Five of the top 20 fossil fuel financiers?including Citi, JPMorgan, RBC, BNP Paribas, and Scotiabank?have committed to ESR disclosure. ? BloombergNEF (BNEF) published an ESR Implementation Guide, providing a methodology and clear definitions for "low carbon" and "fossil fuel" financing.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted. DAVID N. DINKINS MUNICIPAL BUILDING ? 1 CENTRE STREET, 5TH Floor ? NEW YORK, NY 10007 PHONE: (212) 669-3500 ? @NYCCOMPTROLLER WWW.COMPTROLLER.NYC.GOV ? The Institute of International Finance (IIF) released a White Paper outlining key considerations for banks evaluating ESR disclosure and offering a potential standardized disclosure of methodological design choices. ? The U.S. SEC's retreated from mandatory climate disclosure, the E.U. delayed CSRD/CS3D, and Bank of Americas exited the Net-Zero Banking Alliance, further underscoring the urgent need for voluntary and timely climate-related financial disclosures on the bank's energy transition risks and opportunities. Investor Benefits of ESR Disclosure ? Complements Existing GHG Disclosure: Unlike GHG emissions reporting, which models emissions outcomes, the ESR reflects the bank's role in financial flows into scaling up low-carbon energy and phasing down fossil fuels, essential to mitigating systemic climate risks; ESR is less susceptible to exogenous factors than financed emissions, and while financed emissions reporting remains essential, it often depends on voluntary client disclosure and/or emissions estimates with data availability and reliability challenges. A dollar-based ESR metric, grounded in internal bank data, together with financed emission disclosure, offers a more comprehensive view of the bank's role and priorities in the energy transition. ? Not Prescriptive: The proposal leaves the ESR's methodology entirely at Bank of America's discretion while ensuring critical transparency for investors. The proposal does not request targets or constrain any of the bank's financing activities. ? More Reliable Thank Third-Party Estimates: A bank-calculated ESR using internal data rather than third-party estimates like BNEF?which rely solely on public information and may be costly or inaccessible to many investors?enhances reliability, transparency and accountability. Also, BNEF estimates do not include lending. ? Management of Climate Risks and Opportunities: A bank-calculated ESR will enable investors to better assess the extent to which the bank is addressing risks associated with continued fossil fuel financing and capitalizing on the opportunities created by surging clean energy demand. As the bank has acknowledged, the energy transition is estimated to require hundreds of trillions in financing by 2050. ? Addresses Ambiguity in Bank's Sustainable Finance Disclosures: Bank of America's $1.5 trillion sustainable finance goal, which includes $1 trillion for the "Environmental Transition," is commendable. However, investors still lack clarity on how its financing?particularly of energy supply?aligns with its climate commitments. In particular, investors lack clarity and would benefit from further disclosure on the specifics of the bank's energy supply financing within its reported "Environmental Transition" investments, which is more general and encompass energy efficiency, clean transportation, water and sanitation, sustainable food systems, agriculture and forestry, recycling, and carbon capture.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted. DAVID N. DINKINS MUNICIPAL BUILDING ? 1 CENTRE STREET, 5TH Floor ? NEW YORK, NY 10007 PHONE: (212) 669-3500 ? @NYCCOMPTROLLER WWW.COMPTROLLER.NYC.GOV ? Bank's Real-World Impact: ESR offers a clearer reflection of a bank's role in shaping energy supply in the real economy, unlike financed GHG disclosures, which report client emissions. ? Early Adoption Benefits Investors: Year-over-year ESR disclosure by Bank of America would enable trend analysis and inform future industry-led standardization (e.g. PCAF); delaying such disclosures until standardization is achieved deprives investors of urgently needed insights into capital allocation decisions. I strongly encourage you to vote FOR Proposal 8 to ensure investors have the transparency needed to assess the bank's progress towards its climate goals and its commitment to the energy transition. For a more detailed analysis of why investors should support Proposal 8, please refer to the presentation available here or see the attached copy included with this letter. Please contact CorporateGovernanceTeam@comptroller.nyc.gov for any questions or to discuss the proposal. Sincerely, Brad Lander New York City Comptroller i https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/investment-banking/carbon-compass/JPMC_ESFR_Methodology.pdf

OFFICE OF THE NEW YORK CITY
COMPTROLLER
Corporate Governance & Responsible Investment
NYCRS Energy Supply Ratio (ESR) Shareholder Proposal
Support Proposal 8 at
Bank of America's April 22, 2025 Annual Meeting
This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Energy Supply Ratio (ESR): The Proposal

- **ESR** = Financing of low-carbon energy supply relative to financing of fossil-fuel energy supply
- A **dollar-based metric** that reflects a bank's financing mix between clean and fossil fuel energy
- Proposal seeks **only disclosure**, leaving methodology and definitions entirely at management's discretion
- It **does not constrain** any banks financing activities.
- Requested disclosure should describe methodology, including what Company classifies as "low carbon" or "fossil fuel
- **Complements** existing climate related disclosures with a dollar-based metric based on bank's internal data
- Enables investors to better assess:
  - a bank's energy transition opportunities
  - the prioritization, pace and scale of its transition
  - its management of risks associated with fossil fuel financing and the shift to low-carbon energy supply
  - bank's role in shaping energy supply
- Includes equity and debt underwriting, project finance - and lending, if methodologically sound

This not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Bank of America is 1 of 7 NYC focus companies

Bank	2024 Proposal Outcome	2025 AGM date
Bank of America	**26%**	4/22/2025
Citigroup	Disclosure commitment after withdrawal	
Goldman Sachs	29%	4/23/29
JPMorgan	Disclosed ESR in Sept. 2024	
Morgan Stanley	23%	TBD
RBC	Disclosure commitment after withdrawal	
Wells Fargo	2025 is 1st filing	4/29/2025

Common Attributes

- ✓ Among the largest energy underwriters and lenders - ranking among the top financiers of fossil fuels.
- ✓ Substantial bank-specific commitments to sustainable finance, as defined by each bank

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Key Developments since Bank of America's 2024 AGM

- **Bank of America exited NZBA**, reinforcing need for ESR disclosure to reassure investors of its continuing commitment to financing the energy transition.
- **Regulatory uncertainty further elevates need for voluntary climate-related financial disclosure**
  - U.S. **SEC backing off** its climate disclosure rule and **EU delaying and revising** CSRD/CS3D
- **JPMorgan disclosed its ESR and published its Energy Supply Financing Ratio Methodology**, stating that it aimed to provide "an **insightful metric** for our stakeholders that is also **consistent with how we make financing decisions**."
- **Five of the top 20 fossil fuel financiers have now committed to ESR disclosure**
  - Citi, JPMorgan, RBC, BNP Paribas, and Scotiabank
- **BloombergNEF (BNEF) published *Energy Supply Banking Ratios: Implementation Guide*,** which provides standardized methodology with clear definitions for "low carbon" and "fossil fuel" financing—but excludes lending.
- **Institute of International Finance (IIF) released White Paper on an Energy Supply Ratio (ESR) for Bank Disclosures,** outlining **key design decisions** for banks considering ESR calculation and disclosure.
  - Offers a **potential standardized disclosure of methodological design choices**

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Constants since Bank of America's 2024 AGM

Low Carbon investment requirements continue to create significant business opportunity.

- Achieving net-zero GHG emissions by 2050 is crucial to mitigate most severe climate impacts (IPCC)
- **Global annual clean energy investment must triple to by 2030** to achieve net-zero emissions by 2050 (IEA).
- **Surging energy** demand continues to drive renewables investments In U.S.
- "Banks that embrace the challenge very soon stand to emerge as more profitable, credible leaders in a greener economy" (Bain & Company)[xx]

Bank of America recognizes opportunities, but lacks disclosure specific to *energy supply* finance

- Bank of America acknowledges the energy transition "is estimated to require **hundreds of trillions of financing by 2050** and that shifting behavior is an opportunity for financial institutions to meet the preferences of their clients
- Bank of America continues to maintain its $1.5 trillion "sustainable finance" goal by 2030, with $1 trillion dedicated to "Environmental Transition"
- Investors still *lack clarity* on the specifics of the bank's **energy supply** financing within its reported "Environmental Transition" investments, which also encompass energy efficiency, clean transportation, water and sanitation, sustainable food systems, agriculture and forestry, recycling, and carbon capture

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Lessons from JPMorgan's ESR Disclosure

- Demonstrates **feasibility** and investor value: JPMorgan called it "An excellent example of what ongoing engagements and **pragmatic requests** can accomplish."
- JPMorgan weighed "the relevance of the subject matter of the [2024 NYC shareholder] proposal in the context of our business and its value to long-term shareholders," in making its disclosure decision.
- Improves upon BNEF approach by **incorporating lending and other internal data**, offering a more comprehensive and forward-looking picture
- Transparent methodology can inform future standardization efforts

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Reasons to vote FOR "ESR" Proposal 8

Dollar-Based Metric Complements GHG Disclosure

- Reducing GHG emissions is the objective; financing is the strategy to achieve it.
- While financed emissions reporting remains essential, it often depends on voluntary client disclosure and/or emissions estimates with data availability and reliability challenges
  - ESR is less susceptible to exogenous factors than financed emissions
- A dollar-based ESR metric, grounded in internal bank data, offers a clearer, more comprehensive view of the bank's role in the energy transition

Captures Pace and Scale of Bank's Energy Transition

- ESR provides an integrated financial metric that uniquely captures both the scaling up of low-carbon energy and the phasing down of fossil fuels—essential for mitigating systemic financial and physical climate risks.
  - The pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down (IEA)
- A bank-calculated ESR based on internal data rather than third-party estimates like BNEF—which rely solely on public information and may be costly or inaccessible to many investors—enhances reliability, transparency, and accountability.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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Reasons to vote FOR the "ESR" Proposal 8

Feasible with expert guidance available

Non-Prescriptive

- Proposal seeks only disclosure, leaving methodology and definitions entirely at management's discretion.
- It does not request targets nor constrain any of the banks' financing activities

Clarifies Real Economy Impact

- Reducing GHG emissions is the objective; financing is the strategy to achieve it
- Unlike GHG disclosures, which model emissions outcomes, an ESR directly addresses the bank's role in shaping energy supply, offering a clearer picture of its impact on the energy transition.

Early Adoption Benefits Investors

- Demonstrate bank's continuing commitment to financing the energy transition – critical given NZBA exit and regulatory uncertainty
- Voluntary disclosure offers year-over-year insights at each bank and can inform industry-driven standardization (e.g., PCAF)
- Delaying bank-specific disclosures until standardization is achieved deprives investors of urgently needed insights into capital allocation decisions.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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